BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

February 14, 2022

BNY Mellon Investment Funds II, Inc.

-BNY Mellon Alternative Diversifier Strategies Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 1, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Alternative Diversifier Strategies Fund (the "Fund"), a series of BNY Mellon Investment Funds II, Inc. (the "Company"), as follows:

Until March 1, 2023, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.55%. On or after March 1, 2023, BNYM Investment Adviser may terminate this expense limitation at any time. Because "acquired fund fees and expenses" are incurred indirectly by the fund, as a result of its investments in underlying funds, such fees and expenses are not included in the expense limitation.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2023 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

         James Bitetto

          Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS II, INC.

On Behalf of BNY Mellon Alternative Diversifier Strategies Fund

By: /s/ James Windels

        James Windels

        Treasurer